Exhibit 99.8

SPECIAL REPORT

HUDSON CAPITAL

PREPARED BY:

KAGAN MEDIA APPRAISALS
ONE LOWER RAGSDALE DRIVE
BUILDING ONE, SUITE 130
MONTEREY, CA 93940
(831) 624-1536

MAY 18, 2010

TABLE OF CONTENTS

STATEMENT OF LIMITING CONDITIONS	1

RESTRICTIONS UPON DISCLOSURE AND USE	2

QUALIFICATIONS OF THE APPRAISERS	3

STATE OF TV PROGRAMMING	5

GROWTH IN TELEVISION NETWORKS	6

GROWTH IN TELEVISION PROGRAMMING	8

Basic Cable Networks	8

Premium Networks	10

Broadcast Networks	12

TV Originals Growth	12

Series	13

Movies	15

Pilots	15

NEW MEDIA	16

VOD	17

Online Video	18

Mobile Video	20

STATEMENT OF LIMITING CONDITIONS

The opinions, conclusions, projections and estimates of value presented in this report are based on our more than 39 years of experience in the communications industry.

Possession of this report, or a copy thereof, does not carry with it the right of publication, nor may it be used for any purpose by any but the assignor without the previous written consent of the analyst or the assignor and in any event only with proper qualifications.

Unless previous written arrangements have been made, neither Kagan Media Appraisals nor any officer of Kagan Media Appraisals is required to give testimony or attendance in court, pretrial proceedings or arbitration by reason of having made, or participated in, this report.

The reader is advised that this Statement of Limiting Conditions and the accompanying introductory pages are an integral part of the final report, which contains the details of our analyses.

Signed:	/s/ Robin V. Flynn
Kagan Media Appraisals/Robin V. Flynn, Authorized Signatory

HUDSON CAPITAL	1	KAGAN MEDIA APPRAISALS

RESTRICTIONS UPON DISCLOSURE AND USE

Neither all nor any part of the contents of this report, especially any conclusions as to value, or the identity of the firm issuing this opinion (KMA) shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communications without the prior written consent and approval of the undersigned.

Signed:	/s/ Robin V. Flynn
Kagan Media Appraisals/Robin V. Flynn, Authorized Signatory

HUDSON CAPITAL	2	KAGAN MEDIA APPRAISALS

QUALIFICATIONS OF THE APPRAISERS

Derek C. W. Baine is Associate Director and Senior Analyst of Kagan Media Appraisals and SNL Kagan, a division of SNL Financial LC. He serves as a Senior Analyst for various newsletters in the programming sector including CABLE PROGRAM INVESTOR, MOTION PICTURE INVESTOR, and VOD/ITV INVESTOR. In addition, Mr. Baine provides consulting, valuation opinions and expert witness testimony on behalf of Kagan Media Appraisals. Mr. Baine’s knowledge of the value of film, television and video libraries and trends affecting these companies has made him a frequently quoted source in such national publications as Forbes, Fortune, Los Angeles Times, New York Times, San Francisco Chronicle, Time Magazine, and The Wall Street Journal.

Prior to joining SNL Kagan in February of 1994, Mr. Baine held the position of Senior Accountant with Hillside Coffee of California where he was responsible for budgeting, forecasting and analysis of economic and competitive trends. Mr. Baine has over ten years experience in Accounting and Finance. Prior to his position at Hillside, Mr. Baine served as a consultant for Recycling By Nature, a firm specializing on advising municipalities on compliance with state and local regulatory issues.

Mr. Baine graduated cum laude from Golden Gate University with a B.S. in Accounting and received both an M.S. Finance and an M.B.A. with an emphasis in finance, also from Golden Gate. He has also achieved all of the educational requirements for a Doctorate, Business Administration with an emphasis in Finance from GGU, and is currently working on his dissertation, focusing on the economics of the cable network industry.

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QUALIFICATIONS OF THE APPRAISERS (Continued)

Deana Myers is a Senior Analyst at SNL Kagan, and a primary contributor to various newsletters covering the cable and television industries, including CABLE PROGRAM INVESTOR, ECONOMICS OF NETWORKS and ECONOMICS OF TV & FILM. She also maintains coverage of the multichannel and Internet video-on-demand industries through the SNL Kagan publications VOD/ITV INVESTOR and ECONOMICS OF INTERNET MEDIA.

Ms. Myers is the lead analyst for SNL KAGAN’S MEDIA TRENDS. In addition, Ms. Myers serves as a consultant to Kagan Media Appraisals, where she specializes in television programming analysis and film and TV library valuation. She is frequently quoted in such publications as The Wall Street Journal, Los Angeles Times, The New York Times, Forbes, Variety, and The Hollywood Reporter.

Prior to joining SNL Kagan in October 1996, Ms. Myers was an accounts coordinator for Crittenden Communications, a clothing manufacturer in San Diego, CA. Ms. Myers graduated from the University of California, San Diego with Bachelor of Arts degrees in Economics and in Women’s Studies.

Adam Swanson is an Analyst at SNL Kagan, with a specific focus in the Cable TV segment. He is a major contributor to the ECONOMICS OF NETWORKS newsletter and also contributes to ECONOMICS OF CABLE TV AD STATS newsletter and the ECONOMICS OF BASIC CABLE NETWORKS databook.

Mr. Swanson began working at SNL Kagan in 2007 as a Research Associate, and an Analyst in early 2009. Prior to joining SNL Kagan, Mr. Swanson attended California State University Monterey Bay, earning a Bachelor’s in Humanities and Communications with a concentration in Media and Film.

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STATE OF TV PROGRAMMING

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SECTION 1: GROWTH IN TELEVISION NETWORKS

TELEVISION NETWORKS

The television landscape has changed dramatically over the past several decades as networks have rapidly grown from just three in the 1960s to more than 600 today. Over the past decade, there has been significant growth, up some 55% in the past five years and 117% in the five year period prior to that.

# of U.S. TV Networks

Year	1999	2004	2009
# of Networks	179	388	601
Growth		209	213
Growth		116.8%	54.9%

FCC and SNL Kagan estimates. © 2010 SNL Kagan estimates. All rights reserved.

The average TV home which subscribes to a video service in the U.S. received more than 81 channels compared to just over 16 two decades ago.

Trends in Cable Network Channels Per Average Multichannel Sub

Year	1989	1994	1999	2004	2009
Multichannel subs	50.8	63.8	81.0	91.8	101.1
Cable network aggregate subscribers	846.2	1,450.4	3,063.7	5,707.2	8,195.5
Avg. channnel per MC sub.*	16.6	22.7	37.8	62.2	81.1
Growth		6.1	15.1	24.3	18.9
Growth		36.6%	66.5%	64.3%	30.4%

*	Excludes PBS stations, network affiliates, independents, VOD and PPV/Pay TV networks.

© 2010 SNL Kagan estimates. All rights reserved.

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SECTION 1: GROWTH IN TELEVISION NETWORKS

As networks have grown rapidly in number, so has TV viewing. Nielsen Media Research estimates that a new record was broken in the 2008-2009 television season, with U.S. viewers watching 4 hours and 49 minutes of TV per day, up 1.4% from the prior season and up 20% from a decade ago.

However, the way people are watching television is changing, and although people may have the TV on for almost 5 hours/day, often times they are multitasking, in many cases web surfing or doing other activities at the same time. At the same time, there has been a significant rise in viewing video content online.

There has been a significant movement away from broadcast network viewing to basic cable networks. This has led to an explosion of targeted channels which focus on specific genres of programming, while there has also been significant growth due to newer technologies such as video-on-demand and high definition TV.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

TV PROGRAMMING

As the number of television networks have quickly grown, demand for content has also increased rapidly.

BASIC CABLE NETWORKS

We estimate that basic cable networks spent some $2.1 billion on original programming in 1999 vs. nearly $7 billion in 2009, representing compound annual growth of some 12.6%.

We estimate that cable network spending will continue to increase over the next decade, moving from $7.6 billion to $10.2 billion.

Programming expenses equaled, on average, 47% of total 2009 revenues that basic cable networks generate.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

Economics of Basic Cable Networks

		1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	CAGR
Gross ad revenue	($ mil.)	8,917.5	10,490.8	10,382.1	10,868.2	12,694.2	14,366.0	16,324.3	17,880.4	19,415.5	20,819.8	20,587.8	8.7%
Net ad rev. % of gross	(%)	85.0%	84.9%	84.9%	85.0%	85.0%	84.5%	85.0%	85.0%	85.0%	85.0%	85.0%	0.0%
Net ad revenue	($ mil.)	7,578.9	8,905.5	8,813.7	9,238.7	10,791.4	12,146.0	13,876.6	15,197.6	16,503.1	17,696.9	17,499.6	8.7%
License fee revenue	($ mil.)	6,227.9	7,460.4	8,871.9	10,562.7	12,481.9	14,371.1	15,987.8	17,941.4	20,361.7	22,845.4	25,345.3	15.1%
Other revenue	($ mil.)	673.7	676.8	688.3	746.1	899.0	941.2	1,134.8	1,361.5	1,639.5	1,620.7	1,540.1	8.6%
Total revenue	($ mil.)	14,480.5	17,042.6	18,373.9	20,547.5	24,172.4	27,458.3	30,999.2	34,500.5	38,504.4	42,163.1	44,385.0	11.9%

SG&A	($ mil.)	3,574.2	4,188.7	4,517.5	4,802.5	5,129.7	5,612.0	6,240.2	6,607.8	6,831.5	6,941.3	6,552.5	6.2%
Programming Expenses	($ mil.)	6,442.8	7,303.0	8,026.4	9,228.4	11,133.5	12,253.8	13,944.7	15,854.9	17,924.9	19,571.3	20,845.5	12.5%
Total Expenses	($ mil.)	10,017.0	11,491.7	12,543.9	14,030.9	16,263.2	17,865.8	20,191.9	22,462.7	24,756.4	26,512.7	27,398.1	10.6%
Cash Flow	($ mil.)	4,463.5	5,550.9	5,830.0	6,516.6	7,909.2	9,592.5	10,812.3	12,037.7	13,748.0	15,650.4	16,986.9	14.3%
Cash Flow Margin	(%)	30.8%	32.6%	31.7%	31.7%	32.7%	34.9%	34.9%	34.9%	35.7%	37.1%	38.3%	2.2%

Original programming	($ mil.)	2,123.3	2,508.6	2,765.3	3,120.5	3,569.2	4,013.3	4,457.9	5,087.7	5,851.7	6,460.8	6,957.3	12.6%
Acquired programming	($ mil.)	4,319.6	4,794.4	5,261.0	6,107.9	7,564.3	8,240.5	9,486.9	10,767.2	12,073.1	13,110.5	13,888.2	12.4%
Original programming % of total	(%)	33.0%	34.4%	34.5%	33.8%	32.1%	32.8%	32.0%	32.1%	32.6%	33.0%	33.4%	0.1%
Acquired programming % of total	(%)	67.0%	65.6%	65.5%	66.2%	67.9%	67.2%	68.0%	67.9%	67.4%	67.0%	66.6%	-0.1%

Acquired programming	(%)	52.3%	52.3%	48.0%	45.0%	44.6%	44.2%	44.8%	44.1%	42.9%	42.0%	39.4%	-2.8%
Affiliate revenue% of total	(%)	43.0%	43.8%	48.3%	51.4%	51.6%	52.3%	51.6%	52.0%	52.9%	54.2%	57.1%	2.9%
Other revenue % of total	(%)	4.7%	4.0%	3.7%	3.6%	3.7%	3.4%	3.7%	3.9%	4.3%	3.8%	3.5%	-2.9%
SG&A % of revenue	(%)	24.7%	24.6%	24.6%	23.4%	21.2%	20.4%	20.1%	19.2%	17.7%	16.5%	14.8%	-5.0%
Programming % of revenue	(%)	44.5%	42.9%	43.7%	44.9%	46.1%	44.6%	45.0%	46.0%	46.6%	46.4%	47.0%	0.5%

Growth: Gross Ad Revenue	(%)	23.0%	17.6%	-1.0%	4.7%	16.8%	13.2%	13.6%	9.5%	8.6%	7.2%	-1.1%	n/a
Growth: License Fee Revenue	(%)	17.1%	19.8%	18.9%	19.1%	18.2%	15.1%	11.2%	12.2%	13.5%	12.2%	10.9%	-4.4%
Growth: Other Revenue	(%)	27.4%	0.5%	1.7%	8.4%	20.5%	4.7%	20.6%	20.0%	20.4%	-1.1%	-5.0%	n/a
Growth: Total Revenue	(%)	20.5%	17.7%	7.8%	11.8%	17.6%	13.6%	12.9%	11.3%	11.6%	9.5%	5.3%	-12.7%
Growth: SG&A	(%)	16.8%	17.2%	7.9%	6.3%	6.8%	9.4%	11.2%	5.9%	3.4%	1.6%	-5.6%	n/a
Growth: Programming Expenses	(%)	18.2%	13.4%	9.9%	15.0%	20.6%	10.1%	13.8%	13.7%	13.1%	9.2%	6.5%	-9.7%
Growth: Cash Flow	(%)	27.6%	24.4%	5.0%	11.8%	21.4%	21.3%	12.7%	11.3%	14.2%	13.8%	8.5%	-11.1%

n/a = not applicable. © 2010 SNL Kagan, a division of SNL Financial LC, estimates. All rights reserved.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

PREMIUM NETWORKS

Premium networks have also increased their focus on original programming, boosting total combined budgets from $519 million in 1999 to approximately $971 million in 2009, up at a compound annual growth rate of about 6.5%.

We estimate that premium network spending will continue to increase over the next decade, moving from $1 billion to $1.2 billion.

That growth can be attributed, in part, to a rise in original content from Showtime Networks and Starz entrance into the original market in the latter years of the decade. Starz has continued to boost its expenditures on scripted original content and we expect the network to continue to significantly increase spending in the area over the next several years.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

ECONOMICS OF PREMIUM TELEVISION

		1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	CAGR ‘99-’09
Cable full-pay retail revenue	($ mil.)	4,815	5,087	5,575	5,801	5,753	6,017	6,145	6,239	6,393	6,478	6,454	3.0%
Non-cable full-pay retail revenue	($ mil.)	1,711	1,985	2,247	2,611	2,851	3,230	3,553	3,859	4,206	4,578	5,056	11.4%

Total full-pay retail revenue	($ mil.)	6,526	7,072	7,822	8,412	8,604	9,247	9,698	10,098	10,599	11,056	11,511	5.8%
% change	%	9.4%	8.4%	10.6%	7.5%	2.3%	7.5%	4.9%	4.1%	5.0%	4.3%	4.1%	-8.0%

Cable mini-pay retail revenue	($ mil.)	174	161	188	224	251	285	332	370	403	443	457	10.2%
Non-cable mini-pay retail revenue	($ mil.)	123	124	137	145	151	171	193	213	237	272	314	9.8%

Total mini-pay retail revenue	($ mil.)	296	284	325	369	402	455	525	582	641	715	771	10.0%
% change	%	-13.1%	-4.1%	14.3%	13.6%	9.1%	13.2%	15.4%	10.9%	10.0%	11.6%	7.9%	n/a

Total cable pay retail revenue	($ mil.)	4,989	5,247	5,762	6,025	6,004	6,302	6,477	6,609	6,797	6,921	6,912	3.3%
Total non-cable pay retail revenue	($ mil.)	1,834	2,109	2,384	2,756	3,003	3,401	3,747	4,072	4,443	4,849	5,370	11.3%

Total pay retail revenue	($ mil.)	6,822	7,356	8,147	8,781	9,006	9,703	10,224	10,681	11,239	11,771	12,282	6.1%
% change	%	8.2%	7.8%	10.8%	7.8%	2.6%	7.7%	5.4%	4.5%	5.2%	4.7%	4.3%	-6.2%

Prog. spending % premium svc. rev.	%	52.2%	50.6%	49.6%	48.6%	50.5%	53.0%	54.1%	54.5%	53.5%	52.5%	52.0%	0.0%
Total program spending#	($ mil.)	1,678	1,760	1,903	1,989	2,116	2,351	2,523	2,584	2,594	2,611	2,650	4.7%
% change	%	6.6%	4.9%	8.1%	4.5%	6.4%	11.1%	7.3%	2.4%	0.4%	0.6%	1.5%	-13.6%

Original programming % total	%	31.0%	31.2%	30.9%	32.4%	34.2%	32.9%	32.7%	33.0%	34.0%	35.2%	36.6%	1.7%
Theatrical movies % total	%	69.0%	68.8%	69.1%	67.6%	65.8%	67.1%	67.3%	67.0%	66.0%	64.8%	63.4%	-0.9%

Original program spending	($ mil.)	519	550	588	645	724	772	825	853	882	918	971	6.5%
% change	%	8.9%	5.8%	7.0%	9.6%	12.3%	6.8%	6.8%	3.4%	3.3%	4.1%	5.8%
Theatrical movie licensing	($ mil.)	1,159	1,211	1,315	1,344	1,392	1,578	1,698	1,731	1,713	1,692	1,679	3.8%
% change	%	5.6%	4.5%	8.6%	2.2%	3.6%	13.4%	7.6%	1.9%	-1.1%	-1.2%	-0.8%

Includes premium movie networks, HBO, Cinemax, Showtime, TMC, Flix, Starz and Encore. n/a = not applicable. © 2010 SNL Kagan estimates. All rights reserved.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

BROADCAST NETWORKS

Broadcast networks have also had an increase in original program spend in this decade with average production costs moving from $6.3 billion in 2002 vs. $8.5 billion in 2009. While there has been significantly less spending on scripted originals, broadcast networks have increased their spend on reality programming in the past decade. At the same time, there has been a big leap in original content expenses for basic cable and premium networks.

TV ORIGINALS GROWTH

The explosion of original programming for cable networks quickly followed the success of HBO with original series like The Sopranos and Sex and the City, basic cable networks rushed to jump into making (or acquiring) their own original programming. This has helped to boost the original programming side of the business.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

Series

When comparing the 2003-2004 season to the 2008-2009 season, the number of originals has grown rapidly. Cable networks increased production from 139 series in 2003-2004 to 465 series just five years later, while premium networks made 29 vs. 33 series in the same time frame. Broadcast network production slowed during that time frame from 182 to 158, but overall totals grew from 350 to 656.

TV Series on Network TV

	2003-’04 # of series	2008-’09 # of series	Difference	% chg.	2003-’04 # of episodes	2008-’09 # of episodes	Difference	% chg.
Basic Cable Network:
Reality/Game/Talk	110	399	289	262.7%	2,374	5,014	2,640	111.2%
Scripted animation	9	9	0	0.0%	138	185	47	34.1%
Scripted one hour	14	31	17	121.4%	256	1,183	927	362.1%
Scripted sitcom/comedy	6	26	20	333.3%	96	345	249	259.4%
Basic Cable Network Total	139	465	326	234.5%	2,864	6,727	3,863	134.9%

Premium Network:
Reality/Game/Talk	8	9	1	12.5%	97	135	38	39.2%
Scripted animation	1	1	0	0.0%	24	10	-14	-58.3%
Scripted one hour	13	9	-4	-30.8%	156	113	-43	-27.6%
Scripted sitcom/comedy	7	14	7	100.0%	85	129	44	51.8%
Premium Network Total	29	33	4	13.8%	362	387	25	6.9%

Broadcast Network:
Reality/Game/Talk	49	59	10	20.4%	2,935	3,098	163	5.6%
Scripted animation	17	11	-6	-35.3%	494	377	-117	-23.7%
Scripted one hour	63	60	-3	-4.8%	2,824	2,817	-7	-0.2%
Scripted sitcom/comedy	53	28	-25	-47.2%	1,060	406	-654	-61.7%
Broadcast Network Total	182	158	-24	-13.2%	7,313	6,698	-615	-8.4%

Totals:
Reality/Game/Talk	167	467	300	179.6%	5,406	8,247	2,841	52.6%
Scripted animation	27	21	-6	-22.2%	656	572	-84	-12.8%
Scripted one hour	90	100	10	11.1%	3,236	4,113	877	27.1%
Scripted sitcom/comedy	66	68	2	3.0%	1,241	880	-361	-29.1%
Network Totals	350	656	306	87.4%	10,539	13,812	3,273	31.1%

© 2010 SNL Kagan estimates. All rights reserved.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

TV Series on Network TV – Non-Scripted Breakdown

	2003-’04 # of series	2008-’09 # of series	Difference	% chg.	2003-’04 # of episodes	2008-’09 # of episodes	Difference	% chg.
Basic Cable Network:
Reality	76	292	216	284.2%	1,457	3,665	2,208	151.5%
Game, Talk, Documentary, Sketch	34	107	73	214.7%	917	1,349	432	47.1%
Total	110	399	289	262.7%	2,374	5,014	2,640	111.2%

Premium Network:
Reality	3	2	-1	-33.3%	30	52	22	73.3%
Game, Talk, Documentary, Sketch	5	7	2	40.0%	67	83	16	23.9%
Total	8	9	1	12.5%	97	135	38	39.2%

Broadcast Network:
Reality	32	35	3	9.4%	447	559	112	25.1%
Game, Talk, Documentary, Sketch	17	24	7	41.2%	2,488	2,539	51	2.0%
Total	49	59	10	20.4%	2,935	3,098	163	5.6%

Total:
Reality	111	329	218	196.4%	1,934	4,276	2,342	121.1%
Game, Talk, Documentary, Sketch	56	138	82	146.4%	3,472	3,971	499	14.4%
Total	167	467	300	179.6%	5,406	8,247	2,841	52.6%

© 2010 SNL Kagan estimates. All rights reserved.

Spending on originals has been for both scripted and non-scripted (mainly reality) programs. Each year, more networks are jumping into original programming, including major networks like AMC and Starz over the past couple of years.

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SECTION 2: GROWTH IN TELEVISION PROGRAMMING

Movies

On the scripted side, networks have not just focused on series but have also expanded into made for TV movies and mini-series. The production of TV movies on network TV has not changed dramatically as broadcast networks have focused on producing fewer made-for-TV movies and mini-series, cable networks and premium networks have increased production on movies.

We estimate there were 116 TV movies made in both 2003-2004 and 2008-2009 seasons. Mini-series production was up slightly to 10 in the 2008-2009 season from nine in 2003-2004.

Network MOWs and Mini-Series

Season	Movies	Mini-series
2003-04	116	9
2008-09	116	10

Difference	0	1

% chg.	0.0%	11.1%

Includes broadcast, basic cable and premium networks.

© 2010 SNL Kagan estimates based on network and production company data. All rights reserved.

Pilots

Networks generally make several more pilots each season that they do not pick up. We estimate the average conversion rate of pilot to pick-up is about 30% for the broadcast networks. For the 2010-2011 season, the broadcast networks ordered about 85 pilots.

The cable and premium network rates are generally higher – in the 40%-50% range. Ordering for the cable and premium networks is not yet complete for the 2010-2011 season as they tend to order more year-round vs. the spring time pilot ordering of the broadcast networks.

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SECTION 3: NEW MEDIA

NEW MEDIA

While the TV programming landscape has dramatically altered with expansion, one cannot ignore the impact of new media. The rise of the DVR, VOD, online video and mobile video has altered the experience for the consumer and has led to a rise in the hours of video consumed in a short period of time. Nielsen estimates that new media has increased hours of video consumption, including through digital means like DVR and Internet viewing.

Overall Usage

Number of Users 2+ (in 000’s) – Monthly Reach

Year to Year	4Q09	3Q09	4Q08	% Difference
Watching TV in the home*	286,945	283,539	285,394	0.5%
Watching Time-shifted TV*	90,768	85,857	74,196	22.3%
Using the Internet**	190,885	190,481	161,525	18.2%
Watching Video on Internet**	138,135	138,162	123,195	12.1%
Using a Mobile Phone^	241,626	237,411	228,921	5.5%
Mobile Subscribers Watching Video on a Mobile Phone^	17,583	15,743	11,198	57.0%

*	TV in the home includes those viewing at least one minute (reach) within the measurement period. This includes Live viewing plus any playback within the measurement period; Time-shifted TV is playback primarily on a DVR but includes playback from VOD, DVD recorders and services like Start Over.
**	Internet figures are from home and work. Hours:minutes for Internet and video use are based on the universe of persons who used the Internet/watched online video. All internet figures are monthly averages over the course of the quarter. Due to enhancements to Nielsen NetView and Nielsen VideoCensus in June 2009, trending of previously-reported data with current results may show percentage differences attributable to these product enhancements and should only be compared directionally.
^	The average monthly unique users of mobile phones and mobile video in 4Q 2008, 3Q 2008 and 4Q 2009, projected based on Nielsen telecom flowshare, surveys and historical CTIA projections of U.S. wireless subscriptions. Video user projection, time spent and composition data based on survey analysis of past 30 day use during the period. The mobile video audience figures in this report include mobile phone users who access mobile video through any means (including mobile Web, subscription-based, downloads and applications). Projection of all subscribers is based on persons 2+. Projection of mobile video viewers, and all other mobile video estimates, based on subscribers 13+.

Source: The Nielsen Company.

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SECTION 3: NEW MEDIA

VOD:

Cable operators began rolling out VOD services early this decade. DBS has since added a Digital Video Recorder (DVR) download VOD service, while telco video distributors offered VOD starting in 2005 when Verizon launched its video service in Keller, TX with 600 VOD titles.

Early VOD started with film content and later added adult and TV product. TV product initially was offered in a paid model which did not work well for operators so a select amount of content was added for free to all digital customers (this includes a subset of cable, DBS subs with compatible set-top boxes and telco customers).

In the first part of this decade, offering TV programs via VOD was not a concept that many believed would come to fruition. Most believed the majority of VOD revenue would come from paid movies. In our 2000 projections (VOD Investor, June 30, 2000, p. 3-4), we did not expect TV programs to be offered over the 10 year projected period. However, there turned out to be some consumer demand for TV programs via on-demand platforms, but much more significantly via DVD.

Multichannel operators began to sell TV programs via VOD by mid-decade level as movies. Paid TV VOD, however, never really took off, in part, due to the emergence of the DVR. Multichannel operators moved to ad-supported TV VOD which has been more successful in terms of hits.

VOD is clearly a growth engine for traffic, although much of this has turned out to be free-VOD, driven in part by pricing decisions by cable operators. While much of the content offered is the same programming offered on the networks, there has been a rise in VOD only networks, including Wine Network, Fit TV and Concert TV. These targeted VOD networks have also led to a minor rise in the demand for programming.

The table which follows shows the huge libraries of content the cable operators currently have on VOD.

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SECTION 3: NEW MEDIA

2009 Cable Operator VOD Titles

	2008	2009	Chg.
Cablevision	4,000	6,000	50%
Charter	5,000	6,000	20%
Comcast	10,500	10,500	0%
Cox	7,000	8,000	14%
Insight	4,700	6,000	28%
Mediacom	4,500	4,200	-7%
Time Warner*	n/c	6,450	n/c
Average	5,950	6,736	13%

n/c = not comparable. * In 2008, Time Warner Cable reported 10,000 average choices per month, which reflects turnover and refreshed content and is not comparable to average titles available simultaneously. © 2010 SNL Kagan, a division of SNL Financial LC. All rights reserved. Source: Media Trends 2009.

Paid TV on VOD hasn’t been a big driver of revenue, in part because of the huge amount of content offered by cable and telco operators for free. Another reason is that broadcast networks have begun to offer their programming online in an ad-supported model via sites like Hulu.com, ABC.com, NBC.com, CBS.com, Fox.com and TV.com. There are also several initiatives being launched by multichannel operators in an effort to capture the online crowd and limit over-the-top movement.1

ONLINE VIDEO:

Cable networks have not been as quick to embrace offering long-form content online, in part due to the fact that they fear multichannel distributors would want to lower their license fee if their content were to be offered for free online. Both cable networks and multichannel operators want to have the ability to offer cable network content online, however, the economic model has not yet been worked out and there are still technology issues that need to be resolved. This has led to a consortium being formed to solve these problems dubbed “TV Everywhere.”

[1]	Over-the-top video is a commonly used industry phrase to describe getting content via the Internet (either streaming or via download) without having a subscription to a multichannel services

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SECTION 3: NEW MEDIA

Several multichannel distributors (cable, satellite, telco) in the U.S. have announced plans to launch online video initiatives. A project dubbed “TV Everywhere” involving Comcast, Time Warner Cable and Verizon is an effort for each of the distributors to take advantage of Internet video via an authentication system in which certain premium content is available online.

Comcast has the biggest initiative so far with its Fancast Xfinity.

•	Fancast makes available 9,192 full TV episodes from approximately 1155 different TV shows.

•

Although a total of 60 different TV networks provide content to Fancast, the majority of TV shows is made available by three top broadcasters and, to a less extent, two cable networks: FOX Network (19.8%), CBS (15.8%), NBC (12.7%), TV Guide (8.6%), MTV (6.4%)

•

Clips featuring material related to TV shows or excerpts of TV shows account for the majority of items offered on the site. As of September 2009, Fancast offered 41,070 “clips and other videos.” Similar to the TV show scenario, clips are dominated by three top broadcasters and a few cable networks: NBC (19.1%), TV Guide (18.6%), CBS (14.4%), Bravo Network (12.5%), and Fox Network (8.8%) .

While cable operators have been increasing their presence in the online video arena, there has been substantial growth with standalone services, like Hulu and You Tube. Hulu provides mainly recent episodic shows and clips from broadcast networks in an ad-supported environment. New content has mainly been offered around webisodes, which are generally an extension of new content from TV series currently on air.

You Tube has mainly focused on offering user generated content but has made attempts recently to expand to include professionally produced programming. Sites such as these may help shape future demand for content.

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SECTION 3: NEW MEDIA

MOBILE VIDEO:

At the turn of the millennium video on a mobile phone was limited by slow 2G wireless networks, very few compatible phones and expensive distribution costs. In 2009 we have nearly ubiquitous, faster 3G network coverage, and an estimated one third of U.S. wireless customer will be using larger-screen, video-capable Smartphones.

While the high cost to deliver unlimited video over 3G wireless networks (which carry both voice and data traffic) does not offer carriers a viable business model for the masses, that has not prevented start—ups and established carriers alike from going after the early adapter audience with a growing array of video viewing option. Helping these efforts are broadcast mobile video services like Mobile DTV and Flo TV which work on different frequencies than carrier’s mobile spectrum and WiFi-enabled handsets also offer an option for carriers to offer video service which does not overload their 3G networks.

In the early stages of past transitions in the media (newspaper-to-radio, radio-to-TV and TV-to-Internet), content owners generally added existing content already available from a preceding medium to the new platform, and mobile is no exception. MobiTV, a subscription service, now available on multiple carrier networks has grown to a base of almost 7 million subscribers largely on the back of familiar TV programming.

Music videos have been a particularly good fit on mobile considering that short form content is a good fit with the on-the-go mobile entertainment viewer, and most music videos are under 5 minutes long.

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